                                                                      Exhibit 12

                            STEWART ENTERPRISES, INC.
                                AND SUBSIDIARIES

                CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             (DOLLARS IN THOUSANDS)

                                   (UNAUDITED)

                                                                                 YEARS ENDED OCTOBER 31,
                                                        ---------------------------------------------------------------------
                                                             2003           2002           2001           2000        1999
                                                        -------------    ----------  ----------------   --------   ----------
Earnings (loss) from operations
  before income taxes................................     $(69,470)(2)   $ 49,321(3)  $(196,301)(4)(5)  $105,187   $  142,551(6)

Fixed charges:
  Interest charges (1)...............................       53,797         62,655        64,235           62,748       55,543
  Interest portion of lease expense..................        1,933          2,258         2,882            3,379        2,859
                                                          --------      ----------    ---------         --------   ----------
Total fixed charges..................................       55,730         64,913        67,117           66,127       58,402

Earnings (loss) from operations before income
  taxes and fixed charges, less capitalized
  interest...........................................     $(14,059)(2)   $113,918(3)  $(129,847)(4)(5)  $169,960   $  200,118(6)
                                                          ========       ========     =========         ========   ==========
Ratio of earnings to fixed charges...................            - (2)       1.75(3)          - (4)(5)      2.57         3.43(6)
                                                          ========       ========     =========         ========   ==========

----------
(1) Includes capitalized interest expense of $319, $316, $663, $1,354, and $835 for 2003, 2002, 2001, 2000 and 1999, respectively.

(2) Includes a charge of $11,289 for the loss on early extinguishment of debt recorded in connection with the redemption of the Remarketable Or Redeemable Securities and a noncash charge of $107,300 recorded in connection with goodwill impairment and long-lived asset impairment charges. As a result of these charges, the Company's earnings for fiscal year 2003 were insufficient to cover its fixed charges, and an additional $69,789 in pretax earnings would have been required to eliminate the coverage deficiency.

(3) Includes a noncash charge of $18,500 recorded in connection with the writedown of assets held for sale.

(4) Excludes cumulative effect of change in accounting principles of $250,004 (net of a $166,669 income tax benefit).

(5) Includes a noncash charge of $269,158 recorded in connection with the writedowns of assets held for sale and other charges and a charge of $9,120 for the loss on early extinguishment of debt. As a result of these charges, the Company's earnings for fiscal year 2001 were insufficient to cover its fixed charges, and an additional $196,964 in pretax earnings would have been required to eliminate the coverage deficiency.

(6) Excludes cumulative effect of change in accounting principle of $50,101 (net of $28,798 income tax benefit).

--------------------------
         During the periods presented, the Company had no preferred stock outstanding. Therefore, the ratio of earnings to combined fixed charges and preference dividends was the same as the ratio of earnings to fixed charges for each of the periods presented.

                                     -114-